

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2011

Via E-mail
Mr. Shaoping Lu, Chief Executive Officer
Fifth Season International, Inc.
C-22, Shimao Plaza, 9 Fuhong Lu
Futian District, Shenzhen 518033
People's Republic of China

> **Re:     Fifth Season International, Inc.**
> **Form 8-K/A**
> **Filed September 2, 2011**
> **File No. 000-53141**

Dear Mr. Shaoping Lu:

We have reviewed your amended filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A, filed September 2, 2011

General

1.  We partially reissue comment one from our letter dated July 13, 2011.  We note you do not believe a conflict of interest exists among you and your subsidiaries.  Please revise to discuss in greater detail how you reached this conclusion.  In this regard, the company appears to conduct several operations with its affiliates and it is unclear, for instance, how the apparent related parties determine lease rates and other costs/expenses in your commercial real estate business or how commodity prices or shipping rates are determined in your commodity business. See Item 5 of Guide 5.

2.  In addition, please provide the disclosure pertaining to your investment policies under a separate subheading as required by Item 14 of Form S-11 and clarify your references to

"mortgaged" properties by discussing what this means to your business in plain, clear language. Please provide all disclosure required by Item 14(b) of Form S-11.

Business Overview, page 4

3. We note your revised disclosure in response to comment two of our letter dated July 13, 2011. We reissue our comment in part. Please disclose the business reasons, in plain language understandable to an average investor, for the February 5, 2010 Reorganization, September 20, 2010 Securities Purchase Agreement and the October 12, 2010 Exchange Agreement.

4. We partially reissue comment four of our letter dated July 13, 2011. Please advise us whether you received an opinion of counsel regarding your disclosure relating to the various categories of foreign investment in PRC industries as applied to your business components.

5. We note your revised disclosure in response to comments five and six of our letter dated July 13, 2011 and we partially reissue these comments. Please reconcile the disclosure in the first paragraph on page four that you offer management services with the disclosure that you have not yet offered management services. In addition, please further break-down the percentage of revenues income from commercial real estate activities by real estate activity. For instance, disclose the percentage of real estate revenue generated from leasing activities, from investing activities and from property assignment.

6. We note your response and your revised disclosure in regards to comment seven of our letter dated July 13, 2011. Please expand on your storage of wholesale goods before delivery or advise. In this regard, we note that you do not "generally" store goods but for the goods you do store, please discuss how often you store, where your storage facilities are, if you store the goods for just for one or a few customers, and, if material, discuss the costs involved for this activity.

7. In addition, the general nature of your "trading segment" is still difficult to understand. Based on your disclosure and response to comment seven, it appears that this segment is the most significant portion of your revenues and that you are a "middleman or distributor" of raw materials to manufacturers. It appears that you sell copper, steel and other raw materials to companies that manufacture consumer goods. "Trading," however, suggests that you buy and sell commodities in a market where the buyers and sellers seek to generate gains based on trades themselves and generally do not plan to take delivery of or distribute the underlying commodity. Please revise Business, MD&A and where appropriate to clarify. Also, please explain the extent to which the supplier market for copper and other raw materials is distinct from the supplier market for the "small home appliances" and other finished products for which you act as a middleman or distributor.

8.  We note your revised disclosure in response to comment 11 of our letter dated July 13, 2011 and we partially reissue the comment. Please revise your filing to disclose the material terms of the sales agreements with Kunlun International Trade Co., Ltd., Zhejiang Jinghua Industry Co., Ltd., Shanghai Senhong Metal Co., Ltd. and Shanghai Tongli Metal Co., Ltd.

*"One of our PRC Subsidiaries fail to make capital contributions . . ."* page 19

9.  We note your response and your revised disclosure in regards to comment 14 of our letter dated July 13, 2011. In particular, we note your response states that TFS Technology "obtained an extension of time from the local government to make its registered capital contribution and the contribution is deemed to have been timely made" but that your revised disclosure indicates that an extension was received in which to pay the registered capital contribution. Please reconcile your disclosure. In addition, please revise your disclosure to discuss in greater detail the process of winding up the operations of Kairui Real Estate, addressing when you plan to do this and how it will affect the company from a financial and operational standpoint. We may have further comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

10. We note your revised disclosure in response to comments nine and 16. In particular, we note a single website has been provided. To the extent that all references to the National Bureau of Statistics of China refer to this particular website page, please clarify that is the case. To the extent any of the other references to the National Bureau of Statistics of China refer to other website pages, please provide a separate citation for each so that an investor may easily access the publication.

11. We note your revised disclosure and response to comments 17-19 of our letter dated July 13, 2011. Please revise to (1) explain whether and how your statutory reserve limits your ability to use cash from operations to fund your business and (2) clarify the "covenants and ratios" applicable to your financings and explain the degree to which you are in compliance with them in approximate quantified terms.

Properties, page 36

12. We note your response and your revised disclosure in regards to comment 22 of our letter dated July 13, 2011 and we partially reissue the comment. Please revise to address the adequacy and suitability of each property as required by Item 102 of Regulation S-K.

Directors and Executive Officers , Promoters and Control Persons, page 45

13. We note your response to comment 20 of our letter dated July 13, 2011. It is unclear why this section does not address Ms. Cheung Chushing's role as someone who "manage[s] the working capital of the Company." Please revise accordingly.

14. We reissue comment 23 of our letter dated July 13, 2011. Please address Mr. Wu's gap in employment from June 2006 until January 2007.

Executive Compensation, page 48

15. We note your revised disclosure in response to comment 25 of our letter dated July 13, 2011 and we partially reissue the comment. Please revise to disclose the material terms of the employment agreements for Messrs. Shaoping Lu and Xing and Ms. Zhumin Zhang. We note various provisions in their employment agreements, among others, relating to restrictive covenants and termination. See Item 402(o) of Regulation S-K.

Certain Relationships and Related Transactions, and Director Independence, page 49

16. We reissue comment 26 of our letter dated July 13, 2011 as we are unable to locate responsive disclosure. Please disclose the material terms of the related party arrangements.

17. We partially reissue comment 27 of our letter dated July 13, 2011. In this regard, it is unclear why several transactions have not been included in your disclosure. For instance, as non-exclusive examples, it is unclear why the Yinli Decorative Lighting guarantee disclosed in Note 14 to the financial statements and the third party trade receivables in Note 13 to the financial statements have not been included. While we note your revised disclosure and response to comment 27, we are unable to find responsive disclosure to our comment that asks you to advise separately as to why the omitted transactions have not been included.

Exhibits

18. We note your response to comment 12 of our letter dated July 13, 2011. With a view to disclosure, advise us if any other agreements or arrangements with Zhejiang accounted for a similarly significant percentage of your revenues. In addition, it is unclear why you have not revised Business or Risk Factors where you address the Zhejiang and similar customers to explain how often you negotiate and enter into such agreements. We may have further comment after reviewing your revised disclosure.

19. We partially reissue comment 33 of our letter dated July 13, 2011. Exhibits 10.5 and 10.9 appear to be missing exhibits, schedules or attachments. Please file these exhibits in their entirety as required by Item 601(b)(10) of Regulation S-K. In addition, please

reconcile revised exhibits 10.4, 10.6, 10.10 and 10.13 with the previously filed exhibits, as they do not appear to be the same agreements.

20. We reissue comment 33 of our letter dated July 13, 2011.  In this regard, we note that original exhibits 10.25, 10.26 and 10.29 have been replaced with the October 22, 2010 agreements referenced in each.  Please file the employment agreements in their entirety, which would appear to include the previously-filed employment agreements.  See Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Angela Halac at (202) 551-3398 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.  Please contact Erin Wilson at (202) 551-6047 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director